SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                          NEW WORLD POWER CORPORATION

                               (NAME OF ISSUER)


                              COMMON STOCK $0.01

                        (TITLE OF CLASS OF SECURITIES)



                                   649290301

                                (CUSIP NUMBER)









Check the following box if a fee is being paid with this statement  [  ].

13G

CUSIP NUMBER 649290301

               1    NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

                    NATIONAL WESTMINSTER BANK PLC 13-563460
               2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a) [ ]
                              (b) [x]

               3    SEC USE ONLY

               4    CITIZENSHIP OR PLACE OF ORGANISATION

                    ENGLAND

                NUMBER OF                        5    SOLE VOTING POWER
                  SHARES                                -0-
               BENEFICIALLY
                 OWNED BY
                   EACH                          6    SHARED VOTING POWER
                REPORTING                               160,500
                  PERSON
                   WITH                          7    SOLE DISPOSITIVE POWER
                                                        -0-


                                                 8    SHARED DISPOSITIVE POWER
                                                        160,500

               9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON
                      160,500

              10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                        [  ]

              11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    7.2%

              12    TYPE OF REPORTING PERSON

                    BK, HC

Item 1

         (a)   Name of Issuer:

               NEW WORLD POWER CORPORATION

         (b)   Address of Issuer's Principal Executive Offices:

               17TH STREET & 2ND AVENUE
               HUNTINGTON
               WEST VIRGINIA  25703

Item 2

         (a)   Name of Person Filing:

               NATIONAL WESTMINSTER BANK PLC

         (b)   Address of Principal Business Office:

               41 LOTHBURY
               LONDON EC2P 2BP
               ENGLAND

         (c)   Citizenship (i.e. Place of Organisation)

               ENGLAND

         (d)   Title of Class of Securities:

               COMMON STOCK $0.01

         (e)   CUSIP Number

               649290301

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:


         (a)   [ ]   Broker or Dealer registered under Section 15
                     of the Act


         (b)   [ ]   Bank as defined in Section 3(a)(6) of the
                     Act


         (c)   [ ]   Insurance Company as defined in Section
                     3(a)(19) of the Act


         (d)   [ ]   Investment Company registered under Section
                     8 of the Investment Company Act


         (e)   [ ]   Investment Adviser registered under Section
                     203 of the Investment Advisers Act of 1940


         (f)   [ ]   Employee Benefit Plan, Pension Fund which is
                     subject to the provisions of the Employee
                     Retirement Income Security Act of 1974 or
                     Endowment Fund; see S240.13d-1(b)(1)(ii)(F)


         (g)   [X]   Parent Holding Company, in accordance with
                     S240.13d-1(b)(1)(ii)(G)


         (h)   [ ]   Group, in accordance with S240.13d-
                     1(b)(1)(ii)(H).

Item 4         Ownership.

         (a)   Currently Beneficially Owned:

               160,500

         (b)   Percent of Class:

               7.2%

         (c)   Number of Shares as to which such person has:

               (i)   sole power to vote or to direct the vote

                     -0-

               (ii)  shared power to vote or to direct the vote

                     160,500

               (iii) sole power to dispose or to direct the disposition of

                     -0-

               (iv)  shared power to dispose or to direct the disposition of

                     160,500



Item 5         Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6         Ownership of more than Five Percent on behalf of another person

               GARTMORE INVESTMENT LTD.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

               GARTMORE INVESTMENT LTD.

               (NatWest Markets Asset Management Holdings Ltd., a wholly owned subsidiary of National Westminster Bank Plc, is the investment holding company, as shown on the 13F filings).

               IA

Item 8         Identification and Classification of Members of the Group

               Not applicable

Item 9         Notice of Dissolution of Group

               Not applicable

Item 10        Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


FEBRUARY 12, 1997

NATIONAL WESTMINSTER BANK PLC


BY:            Signed by David Brian Maycock

NAME:          David Brian Maycock

TITLE:         Director of Group Compliance